LIONHEART HOLDINGS

4218 NE 2nd Avenue,

Miami, FL 33137

June 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Ronald E. Alper

Re:	Lionheart Holdings
Registration Statement on Form S-1
Filed May 28, 2024, as amended File No. 333-279751

Dear Mr. Alper,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lionheart Holdings hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Monday, June 17, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Paul Rapisarda
Paul Rapisarda
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP